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                     March 19, 2024

       Andrew Thut
       Chief Executive Officer
       4Front Ventures Corp.
       7010 E. Chauncey Lane, Suite 235
       Phoenix, AZ 85054

                                                        Re: 4Front Ventures
Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 000-56075

       Dear Andrew Thut:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences